January 6, 2025

G.J. Hart
Chief Executive Officer
Red Robin Gourmet Burgers, Inc.
10000 E. Geddes Avenue, Suite 500
Englewood, CO 80112

        Re: Red Robin Gourmet Burgers, Inc.
            Registration Statement on Form S-3
            Filed December 23, 2024
            File No. 333-284018
Dear G.J. Hart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David S. Huntington